File No. 70-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                ------------------------------------------------
                                 AMENDMENT NO. 4
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ------------------------------------------------
              Emera Incorporated          Bangor Hydro-Electric Company
           Nova Scotia Power Inc.              Bangor Var Co., Inc.
                P.O. Box 910                     33 State Street
           Halifax, Nova Scotia               Bangor, Maine 04401
                  Canada
                  B3J2W5

           Emera US Holdings Inc.
             BHE Holdings Inc.
             1209 Orange Street
     New Castle, Wilmington, DE 19801
                ------------------------------------------------
                                 Not applicable
                (Name of top registered holding company parent of
                          each applicant or declarant)
                ------------------------------------------------

            Richard J. Smith                           Frederick S. Samp
 Corporate Secretary and General Counsel         Vice President - Finance & Law
               Emera Inc.                        Bangor Hydro-Electric Company
              P.O. Box 910                                P.O. Box 932
          Halifax, Nova Scotia                          33 State Street
                 Canada                               Bangor, Maine 04401
                 B3J2W5
                 -----------------------------------------------
                     (Name and address of agent for service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this application to:

William S. Lamb                                      David P. Falck
Markian Melnyk                                       Pillsbury Winthrop LLP
LeBoeuf, Lamb, Greene & MacRae, L.L.P.               One Battery Park Plaza
125 West 55th Street                                 New York, N.Y. 10004-1490
New York, N.Y.  10019-5389


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


     This Amendment No. 4 revises the Form U-1 Application-Declaration in this proceeding, originally filed in File No. 70-9787 on November 6, 2000 and as last amended and restated by Amendment No. 3, filed August 31, 2001.

     Item   1,   section   E,    subsection    5(h),    paragraph   7   of   the
Application-Declaration as previously filed is amended to read as follows:

     Emera will report to the Commission in its Rule 24 certificates filed hereunder the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including the benchmarking method used to establish the interest rate charged to BHE in connection with the loan.

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



                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this Application which is pertinent to the instant Application.

-------------------------- -----------------------------------------------------
Date:  October 3, 2001     Emera Incorporated
                           Nova Scotia Power Incorporated

                           By:
                               ------------------
                           Name:  Richard J. Smith
                           Title:  Corporate Secretary and General Counsel

-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Date:  October 3, 2001     Emera US Holdings Inc.
                           BHE Holdings Inc.
                           By:
                               -----------------
                           Name:  A. Michael Burnell
                           Title:  Director, President and Secretary
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Date:  October 3, 2001     Bangor Hydro-Electric Company
                           By:
                               -----------------
                           Name:  Frederick S. Samp
                           Title:  Vice President - Finance and Law

-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Date:  October 3, 2001     Bangor Var Co., Inc.
                           By:
                               -----------------
                           Name:  Carroll Lee
                           Title:  President
-------------------------- -----------------------------------------------------


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